Exhibit 99.1

FORWARD LOOKING STATEMENTS

Some of the information contained in this document constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) which are subject to various risks and uncertainties. This financial report contains forward looking statements, including statements regarding:

•	estimated reserves;

•	trends in commodity prices and currency exchange rates;

•	demand for commodities;

•	plans, strategies and objectives of management;

•	closure or divestment of certain operations or facilities (including associated costs);

•	anticipated production or construction commencement dates;

•	expected costs or production output;

•	anticipated productive lives of projects, mines and facilities;

•	provisions and contingent liabilities; and

•	tax and regulatory developments.

Forward looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward looking statements.

These forward looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this document. When considering these forward-looking statements readers should also consider the cautionary statements contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2011. Readers are cautioned not to put undue reliance on forward looking statements.

For example, our future revenues from our operations, projects or mines described in this document will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; and other factors identified in the description of the risk factors above.

We cannot assure you that our estimated economically recoverable reserve figures, closure or divestment of such operations or facilities, including associated costs, actual production or commencement dates, cost or production output or anticipated lives of the projects, mines and facilities discussed in this document, will not differ materially from the statements contained in this document.

Except as required by applicable regulations or by law, BHP Billiton Limited and BHP Billiton Plc (together, the “Group”) does not undertake any obligation to publicly update or review any forward looking statements, whether as a result of new information or future events or otherwise.

Non-IFRS Financial Information

BHP Billiton results are reported under International Financial Reporting Standards (IFRS). This presentation also includes certain non-IFRS measures including Underlying EBIT and Underlying EBITDA at the consolidated level, Attributable Profit excluding exceptional items, Underlying EBIT margin, Underlying EBITDA interest coverage and Underlying effective tax rate. Non-IFRS measures have not been subject to audit or review.

RESULTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2011

Throughout this document, all references to ‘the corresponding period’ are to the December 2010 half-year.

Commentary on the Group Results

Attributable profit fell 5.5 per cent from US$10.5 billion for the half-year ended 31 December 2010 to US$9.9 billion for the December 2011 half-year. Profit from operations (EBIT) rose 8.1 per cent, from US$14.5 billion for the half-year ended 31 December 2010 to US$15.7 billion for the half-year ended 31 December 2011.

Revenue was US$37.5 billion, up 9.7 per cent from US$34.2 billion in the corresponding period. Net operating cash flow increased by 0.7 per cent to US$12.3 billion. Our net debt and net gearing ratio increased in the December 2011 half year to US$21.5 billion and 25 per cent, respectively, following our successful acquisition of Petrohawk Energy Corporation.

Income statement

In discussing the operating results of our business, we focus on a financial measure we refer to as Underlying EBIT. Underlying EBIT is the key measure that management uses internally to assess the performance of our business, make decisions on the allocation of resources and assess operational management. Management uses this measure because financing structures and tax regimes differ across our assets, and substantial components of our tax and interest charges are levied at a Group, rather than an operational level. Underlying EBIT is calculated as earnings before interest and taxation (EBIT) excluding the effects of exceptional items. EBIT is referred to as ‘profit from operations’ on the face of the income statement.

We exclude exceptional items from Underlying EBIT in order to enhance the comparability of the measure from period to period and provide clarity into the underlying performance of our operations. Our management monitors exceptional items separately.

The following table reconciles Underlying EBIT to Profit from operations:

Half year ended 31 December	2011 US$M	2010 US$M
Underlying EBIT	15,689	14,829
Exceptional items (before taxation)	—	(314	)(a)

Profit from operations	15,689	14,515

(a)

The Group withdrew its offer for PotashCorp on 15 November 2010 following the Board’s conclusion that the condition of the offer relating to receipt of a net benefit as determined by the Minister of Industry under the Investment Canada Act could not be satisfied. The Group incurred fees associated with the US$45 billion debt facility (US$240 million), investment bankers’, lawyers’ and accountants’ fees, printing expenses and other charges (US$74 million) in progressing this matter during the period up to the withdrawal of the offer, which were expensed as operating costs in the half year ended 31 December 2010. Details of the exceptional items are set out in Note 3 to the half year financial report included herein.

Consolidated results

Profit from operations (EBIT) for the half-year ended 31 December 2011 was US$15.7 billion, compared with US$14.5 billion in the corresponding period, an increase of 8.1 per cent. Underlying EBIT for the half-year ended 31 December 2010 was US$15.7 billion compared with US$14.8 billion, an increase of 5.8 per cent. The key drivers that affected the Group’s consolidated results are discussed below and included: (i) volume movements, including record production of iron ore and natural gas in the December half year, offset by reductions in copper and coal production due to lower grades, industrial action and wet weather; (ii) price movements, in particular higher average realized prices for iron ore, metallurgical coal and liquefied natural gas during the period, offset by lower commodity prices across a number of commodities in the latter part of 2011, including iron ore and copper; (iii) industry wide cost pressures, in particular labour and contractor costs; and (iv) exchange rates, where higher cost impacts of a stronger Australian dollar were more than offset by the impact of a stronger US dollar against a basket of currencies on certain monetary items in the balance sheet.

Underlying EBIT

The following table and commentary describes the approximate impact of the principal factors that affected Underlying EBIT for the December 2011 half year compared with the December 2010 half year:

	US$M	US$M
Underlying EBIT for the half year ended 31 December 2010		14,829
Change in volumes:
Increase in volumes	1,415
Decrease in volumes	(1,899)
		(484)
Net price impact:
Change in sales prices	2,895
Price linked costs	(120)
		2,775
Change in costs:
Costs (rate and usage)	(1,902)
Exchange rates	543
Inflation on costs	(401)
		(1,760)
Asset sales		43
Ceased and sold operations		145
New and acquired operations		252
Exploration and business development		(381)
Other		270

Underlying EBIT for the half year ended 31 December 2011		15,689

Volumes

Record production was achieved for iron ore and natural gas in the December 2011 half year.

Western Australia Iron Ore production rose to a record annualised rate of 178 million tonnes per annum (100 per cent basis) during the December 2011 quarter, reflecting the ramp up of Ore Handling Plant 3 at Yandi, dual tracking of the company’s rail infrastructure and additional ship loading capacity at Port Hedland. The well timed growth in iron ore volumes increased Underlying EBIT by US$1.2 billion in the December 2011 half year. In Energy Coal, stronger volumes and a higher proportion of export sales, largely associated with the accelerated expansion of our New South Wales Energy Coal business (Australia), increased Underlying EBIT by US$65 million in the period.

Notwithstanding the increased production volumes achieved within those businesses, broader production challenges across the portfolio resulted in a total volume related decline in Underlying EBIT of US$484 million during the December 2011 half year. A temporary reduction in copper production at Escondida, as a result of lower grades and industrial action, was the primary driver of the decline while industrial action and the remnant effects of wet weather continued to constrain the performance of our leading Queensland Metallurgical Coal business.

Prices

Prices for many of BHP Billiton’s products declined during the latter part of the 2011 calendar year as concerns surrounding broader European liquidity culminated in a general deterioration in commodities demand. Despite that broad based correction, higher average realised prices increased Underlying EBIT by US$2.8 billion during the December 2011 half year, net of price linked costs.

Our key steelmaking raw materials remained well supported by strong underlying demand from emerging economies such as China and India. In that regard, higher average realised prices for iron ore and metallurgical coal increased Underlying EBIT by US$2.0 billion in the December 2011 half year.

In our Petroleum business, a 38 per cent and 35 per cent increase in average realised oil and liquefied natural gas prices, respectively, contributed to a US$1.3 billion price related increase in Underlying EBIT in the December 2011 half year. In addition, higher average realised energy coal prices increased Underlying EBIT by a further US$436 million in the period.

Prices for our non-ferrous products were most affected by the decline in global economic activity and the associated shift in market sentiment. Lower average realised metals prices reduced Underlying EBIT across our Base Metals and Stainless Steel Materials businesses by a combined US$857 million.

The following table shows prices of our most significant commodities for the 6 months ended 31 December 2011 and years ended 30 June 2011, 2010 and 2009. These prices represent the average quoted price except where otherwise indicated.

	Half year ended 31 December 2011	Half year ended 31 December 2010	Year ended 30 June 2011	Year ended 30 June 2010	Year ended 30 June 2009
Commodity
Aluminium (LME cash) (1) (US$/t)	2,391	2,321	2,375	2,018	1,862
Alumina (2) (US$/t)	344	318	369	314	255
Copper (LME cash) (1) (US$/lb)	3.48	4.13	3.92	3.04	2.23
Crude oil (WTI) (US$/bbl)	110.24	79.69	89.47	75.14	70.29
Energy coal (API 4) (1) (US$/t)	104.62	85.60	116.70	75.93	95.16
Natural gas (US$/MMbtu) (3)	3.85	3.84	4.16	4.21	5.96
Iron ore (4)(5) (US$/dmt)	164.58	144.03	162.98	118.61	89.83
Manganese Alloys (6) (US$/t)	1,177	1,310	1,319	1,328	1,854
Manganese Ores (7)(8) (US$/dmtu)	4.79	6.12	6.29	6.46	9.43
Metallurgical coal (9)(10) (US$/t)	267.60	207.23	244.47	146.75	257.25
Nickel (LME cash) (1) (US$/lb)	8.93	10.25	10.86	8.78	6.03

(1)	Refer to section 10 of BHP Billiton Annual Report for, ‘Glossary’ for definitions.
(2)	CRU spot FOB Australia.
(3)	Platts Gas daily based on Henry Hub.
(4)	2010 and 2011 Platts 62 per cent Fe Cost, Insurance and Freight (CIF) China.
(5)	2009: SBB 63.5 per cent Fe CIF China.
(6)	Bulk FerroAlloy high-carbon ferromanganese (HCFeMn) US ex-warehouse.
(7)	2010 and 2011 CRU China spot import (M+1) 43.5 per cent contained.
(8)	2009 CRU China spot import 45 per cent contained.
(9)	2011 Platts 64 Mid Volatile Index Hard coking coal FOB Australia.
(10)	2010 and 2009 Tex Reports Hard coking coal FOB Australia.

Costs

Industry wide cost pressures remain a feature of the operating environment as consumable, labour and contractor costs continue to reflect an elevated level of mining activity. Excluding the impacts of inflation, exchange rate volatility and non-cash items, costs reduced Underlying EBIT by US$1.6 billion during the December 2011 half year. Broad increases in labour and contractor costs accounted for the majority of the reduction while the temporary decline in production at both Escondida and Queensland Coal represented another notable impact.

Non-cash items reduced Underlying EBIT by a further US$317 million reflecting the ongoing delivery of our organic growth program and exchange rate related adjustments on the carrying value of inventory.

Exchange rates

The cost related impact of the stronger Australian dollar that persisted for much of the December 2011 half year reduced Underlying EBIT by US$632 million. However, the general strengthening of the US dollar against a basket of currencies at the end of the period led to a US$1.0 billion increase in Underlying EBIT related to the positive restatement of monetary items in the balance sheet. In total, exchange rate volatility increased Underlying EBIT by US$543 million in the December 2011 half year. Average and closing exchange rates for the half-years ended 31 December 2011 and 2010 are detailed in note one to the half-year financial report included herein.

Inflation on costs

Inflationary pressure had an unfavourable impact on all Customer Sector Groups and reduced Underlying EBIT by US$401 million during the December 2011 half year. The impact was most notable in our Australian and South African businesses, which accounted for 78 per cent of the total impact.

Asset sales

The contribution of asset sales to Underlying EBIT increased by US$43 million from the corresponding period and primarily reflected the receipt of a post closing payment that followed the 2006 divestment of our interests in Cascade and Chinook (USA).

Ceased and sold operations

The favourable currency revaluation of rehabilitation and closure provisions for ceased operations (US$138 million) was the major contributor to the US$145 million increase in Underlying EBIT.

New and acquired operations

Assets are reported as new and acquired operations until there is a full year period for comparison. New and acquired operations increased Underlying EBIT by US$252 million in the December 2011 half year and primarily reflected the contribution from our recently acquired Onshore US business (which include Fayetteville and Petrohawk Energy Corporation).

Exploration and business development

BHP Billiton’s exploration expense increased by US$313 million to US$723 million in December 2011 half year (includes US$7 million exploration expenditure previously capitalised, written off as impaired). Minerals exploration expenditure for the December 2011 half-year was US$532 million, of which US$451 million was expensed. Petroleum exploration expenditure for the December 2011 half year was US$565 million, of which US$265 million was expensed.

Business development expenditure reduced Underlying EBIT by US$68 million in the December 2011 half year as our Metallurgical Coal business progressed its suite of growth projects.

Other

The absence of specific provisions and non-cash charges that impacted the Aluminium and Base Metals businesses in the prior corresponding period largely accounted for a US$270 million increase in Underlying EBIT in the December 2011 half year. During the prior corresponding period, Other items decreased Underlying EBIT by US$226 million.

Net finance costs

Net finance costs increased to US$383 million from US$371 million in the corresponding period. This was primarily driven by increased net interest expense on higher net debt, offset by exchange rate variations on net debt.

Taxation expense

Excluding the impacts of royalty related taxation, exceptional items and exchange rate movements, taxation expense was US$4.7 billion representing an underlying effective tax rate of 30.9 per cent compared to 30.3 per cent in the corresponding period.

Government imposed royalty arrangements calculated by reference to profits after adjustment for temporary differences are reported as royalty related taxation. Royalty related taxation contributed US$462 million to taxation expense representing an effective rate of 3.0 per cent compared to US$340 million and 2.4 per cent in the corresponding period.

Other royalty and excise arrangements which do not have these characteristics are recognised as operating costs within profit before taxation. These amounted to US$1.7 billion during the period compared to US$1.3 billion in the corresponding period.

There were no exceptional items impacting taxation expense compared to a decrease of US$138 million in the corresponding period.

Exchange rate movements increased taxation expense by US$70 million compared to a decrease of US$1.1 billion in the corresponding period. The decrease compared to prior period is predominately due to eligible Australian entities electing to adopt a US dollar tax functional currency from 1 July 2011.

Total taxation expense including royalty related taxation, exceptional items and exchange rate movements described above, was US$5.3 billion, representing an effective rate of 34.4 per cent compared to 24.4 per cent in the corresponding period.

Exceptional items

There were no exceptional items in the December 2011 half year.

Cash flows

Net operating cash flows after interest and tax increased by one per cent to US$12.3 billion in the period compared to US$12.2 billion in the corresponding period. An increase in cash generated from operations (after changes in working capital balances) of US$2.2 billion was predominantly offset by higher net income tax paid of US$1.5 billion and higher royalty related taxation payments of US$489 million.

Investing cash flows increased by US$15.7 billion primarily driven by investment in subsidiaries and operations of US$12.5 billion in the period compared to US$nil in the corresponding period. Capital and exploration expenditure totalled US$9.0 billion in the period compared to US$5.6 billion in the corresponding period. Expenditure on major growth projects was US$6.8 billion, including US$1.9 billion on Petroleum projects and US$4.9 billion on Minerals projects compared to US$4.3 billion in the corresponding period, including US$0.8 billion on Petroleum projects and US$3.5 billion on Minerals projects). Capital expenditure on sustaining and other items was US$1.1 billion compared to US$0.9 billion in the corresponding period. Exploration expenditure was US$1.1 billion including US$716 million classified within net operating cash flows compared to US$452 million in the corresponding period, including US$363 million classified within net operating cash flows).

Net financing cash flows include proceeds from borrowings of US$7.3 billion partially offset by dividend payments of US$2.9 billion and debt repayments of US$1.7 billion. Proceeds from borrowings include the issuance of a three tranche Global Bond of US$3.0 billion and proceeds from Commercial Paper of US$2.8 billion. The half-year ended 31 December 2010 included proceeds from borrowings of US$0.9 billion partially offset by dividend payments of US$2.5 billion and debt repayments of US$1.1 billion.

Net debt, comprising interest bearing liabilities less cash, was US$21.5 billion which is an increase of US$15.6 billion compared to the net debt position at 30 June 2011, arising from new debt issuances and decreased cash balances. After including the effect of the acquisition of Petrohawk Energy Corporation, total current interest bearing liabilities increased from US$3.5 billion to US$6.4 billion and total non-current interest bearing liabilities increased from US$12.4 billion to US$18.7 billion. In addition, cash and cash equivalents decreased from US$10.1 billion to US$3.6 billion during the period.

Dividend

BHP Billiton has a commitment to its progressive dividend policy, irrespective of the economic climate and the Group’s growth aspirations. In that context, our Board declared an interim dividend of 55 US cents per share (to be paid to shareholders on 22 March 2012), which represents a 20 per cent increase on the December 2010 equivalent payout.

Capital management

The strong and predictable nature of BHP Billiton’s earnings and cash flow provides the Group with the flexibility required to sustain our progressive dividend policy while planning and executing our world class development program.

In addition, the release of latent capacity at major businesses such as Escondida, Queensland Coal and the Gulf of Mexico (USA) is expected to underpin strong momentum and returns for the company in the short to medium term as it progressively exercises its longer term growth options. In that regard, we will continue to intensify our focus on businesses where a sustainable competitive advantage exists and superior investment returns can be generated. Portfolio management will also remain an integral component of our over arching strategy, consistent with our commitment to maintain a simple and scalable organisation.

The flexibility provided by the Group’s strong and predictable earnings and cash flow, when coupled with a disciplined and value focused investment process, underpins our commitment to a solid A credit rating.

Debt management and liquidity

Net operating cash flows are the Group’s principal source of cash. The Group also raises cash from debt financing to manage temporary fluctuations in liquidity arrangements and to refinance existing debt.

In August 2011, the Group arranged a new unsecured 364 day multicurrency term and revolving credit facility to fund the acquisition of all of the issued and outstanding shares of Petrohawk Energy Corporation. The US$7.5 billion facility consisted of two tranches: a US$5.0 billion term loan and a US$2.5 billion revolving credit facility. The full amount of the term loan together with US$1.0 billion of the revolving credit facility has been cancelled. The US$1.5 billion of the revolving credit facility that remains will expire in August 2012.

In November 2011, the Group issued a three tranche Global Bond comprising US$1.0 billion 1.125% Senior Notes due 2014, US$750 million 1.875% Senior Notes due 2016 and US$1.25 billion 3.250% Senior Notes due 2021. As at 31 December 2011, the Group had US$2.8 billion outstanding in the US commercial paper market and the Group’s cash on hand was US$3.6 billion.

Outlook

Economic outlook

The first half of the 2012 financial year had its challenges in terms of global economic growth reflecting continued difficulties in Europe and slowing levels of activity in the high growth economies of China and India. The United States experienced stronger growth on the back of a robust performance in the manufacturing sector, and Japan experienced increased economic activity following the impacts of the March 2011 tsunami.

Barring an acceleration of activity in the United States housing market, we believe that the developed economies of the United States and Japan are likely to experience modest growth in the coming quarters as the challenging global economic environment and generally weak consumer confidence is expected to weigh on underlying activity. Our base case is a protracted recovery for the developed world with the disorderly unwinding of European government debt remaining one of the key downside risks.

In China, after an extended period of policy tightening, the expected slowdown in fixed asset investment and industrial production is now occurring. As a result, growth rates are weaker although there is evidence that monetary policy is becoming more accommodating. Providing there are no large external shocks, we expect that China will pursue targeted, albeit moderate measures to support balanced growth in its economy. While Indian growth contracted more quickly than anticipated as inflation forced policy makers to tighten aggressively, inflation has started to slow, which we believe may increase the scope for the relaxation of monetary policy over time.

In the longer term, we remain positive on the outlook for the global economy as we expect that the drivers of urbanisation and industrialisation in China, India and other emerging economies should continue to underpin global growth and robust commodities demand.

Commodities outlook

Prices for many of BHP Billiton’s products declined during the latter part of the 2011 calendar year as concerns surrounding broader European liquidity culminated in a general deterioration in commodities demand. We expect volatility in commodity markets to persist as the European sovereign debt crisis and general weakness in the manufacturing and construction sectors across key markets are expected to weigh on customer behaviour and sentiment.

However, we expect underlying demand growth rates to remain robust, so long as the macroeconomic policy setting of the developing world retains a growth bias. Of the commodities, we expect that copper and iron ore should remain supported by their compelling supply-demand fundamentals while the structural shift in Chinese demand for metallurgical coal remains well entrenched. Geopolitical factors are once again likely to influence crude oil pricing. In contrast, we believe the outlook for the aluminium, nickel and manganese alloy industries remains challenging and has led to significant margin compression for most producers including us, almost irrespective of their position on the various global cost curves.

In the longer term, we expect the rate of growth in steelmaking raw materials demand, particularly in China, to decelerate as underlying economic growth rates revert to a more sustainable level. Slowing activity in the steel intensive construction and infrastructure sectors is, however, expected to be partially offset by robust growth in consumption related sectors such as machinery and transportation, thereby supporting the fundamentals for iron ore and metallurgical coal. More broadly, higher cost sources of new supply will be required in an expanding market which, in turn, we expect will support long run margins for the incumbent low cost producers such as BHP Billiton.

Development projects

BHP Billiton approved five major projects during the December 2011 half year for a total investment commitment of US$4.0 billion (BHP Billiton share). Significant growth projects in the Metallurgical Coal and Energy Coal businesses moved into execution while pre-commitment expenditure of US$1.2 billion for the first phase of the Olympic Dam Project (Australia) was activated following environmental approval by the Government of South Australia and the Commonwealth, and the successful passage of the Indenture agreement through the South Australian Parliament. Subsequent to period end, BHP Billiton also announced the approval of US$779 million (BHP Billiton share) in pre-commitment funding for the first phase of the Western Australia Iron Ore (WAIO) Outer Harbour Development. Our growth projects in execution now exceed US$27 billion, of which US$17 billion was yet to be invested as at 31 December 2011.

Two major projects were completed in the six month period: WAIO Rapid Growth Project 5 (RGP5) and the North West Shelf CWLH Life Extension project (Australia).

Projects completed during the December 2011 half year

Customer Sector Group	Project	Capacity(i)	Capital expenditure (US$M)(i)			Date of initial production(ii)
			Budget	Actual		Target	Actual
Petroleum	North West Shelf CWLH Life Extension (Australia) BHP Billiton – 16.67%	Replacement vessel with capacity of 60,000 barrels of oil per day.	245	211	(iii)	2011	Q3 2011
Iron Ore	WAIO Rapid Growth Project 5 (Australia) BHP Billiton – 85%	Project integrated into subsequent expansion approvals that will increase WAIO capacity to 220 million tonnes per annum(iv).	4,800	4,800	(iii)	H2 2011	Q3 2011

			5,045	5,011

(i)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.
(ii)	References are based on calendar years.
(iii)	Number subject to finalisation.
(iv)	Consistent with the revised scope of the iron ore development sequence.

Projects approved during the December 2011 half year

Customer Sector Group	Project	Capacity(i)	Budgeted capital expenditure (US$M)(i)		Target date for initial production(ii)
Petroleum	North West Shelf Greater Western Flank-A (Australia) BHP Billiton – 16.67%	To maintain LNG plant throughput from the North West Shelf operations.	400		2016
Iron Ore	WAIO Orebody 24 (Australia) BHP Billiton – 85%	Maintains iron ore production output from the Newman Joint Venture operations.	698		H2 2012
Metallurgical Coal	Caval Ridge (Australia) BHP Billiton – 50%	Greenfield mine development and expansion of the Peak Downs Mine with capacity to produce 8 million tonnes per annum of export metallurgical coal.	2,100	(iii)	2014
Energy Coal	Cerrejon P40 Project (Colombia) BHP Billiton – 33.3%	Increases saleable thermal coal production by 8 million tonnes per annum to approximately 40 million tonnes per annum.	437		2013
	Newcastle Third Port Project Stage 3 (Australia) BHP Billiton – 35.5%	Increases total coal terminal capacity from 53 million tonnes per annum to 66 million tonnes per annum.	367		2014

			4,002

(i)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.
(ii)	References are based on calendar years.
(iii)	Excludes announced pre-commitment funding.

Projects currently under development (approved in prior years)

Customer Sector Group	Project	Capacity(i)	Budgeted capital expenditure (US$M)(i)		Target date for initial production(ii)
Petroleum	Macedon (Australia) BHP Billiton – 71.43%	200 million cubic feet of gas per day.	1,050		2013
	Bass Strait Kipper (Australia) BHP Billiton – 32.5% - 50%	10,000 barrels of condensate per day and processing capacity of 80 million cubic feet of gas per day.	900	(iii)	2012	(iii)(iv)
	Bass Strait Turrum (Australia) BHP Billiton – 50%	11,000 barrels of condensate per day and processing capacity of 200 million cubic feet of gas per day.	1,350	(iii)	2013	(iii)
	North West Shelf North Rankin B Gas Compression (Australia) BHP Billiton – 16.67%	2,500 million cubic feet of gas per day.	850		2013
Aluminium	Worsley Efficiency and Growth (Australia) BHP Billiton – 86%	1.1 million tonnes per annum of additional alumina capacity.	2,995	(iii)	Q1 2012	(iii)
Base Metals	Antamina Expansion (Peru) BHP Billiton – 33.75%	Increases ore processing capacity to 130,000 tonnes per day.	435		Q1 2012	(iii)
	Escondida Ore Access (Chile) BHP Billiton – 57.5%	The relocation of the in-pit crushing and conveyor infrastructure provides access to higher grade ore.	319		Q2 2012
Diamonds & Specialty Products	EKATI Misery Open Pit Project (Canada) BHP Billiton – 80%	Project consists of a pushback of the existing Misery open pit which was mined from 2001 to 2005.	323		2015
Iron Ore	WAIO Jimblebar Mine Expansion (Australia) BHP Billiton – 96%	Increases mining and processing capacity to 35 million tonnes per annum.	3,300	(v)	Q1 2014
	WAIO Port Hedland Inner Harbour Expansion (Australia) BHP Billiton – 85%	Increases total inner harbour capacity to 220 million tonnes per annum with debottlenecking opportunities to 240 million tonnes per annum.	1,900	(v)	H2 2012
	WAIO Port Blending and Rail Yard Facilities (Australia) BHP Billiton – 85%	Optimises resource and enhances efficiency across the WAIO supply chain.	1,400	(v)	H2 2014
	Samarco Fourth Pellet Plant (Brazil) BHP Billiton – 50%	Increases iron ore pellet production capacity by 8.3 million tonnes per annum to 30.5 million tonnes per annum.	1,750		H1 2014
Metallurgical Coal	Daunia (Australia) BHP Billiton – 50%	Greenfield mine development with capacity to produce 4.5 million tonnes per annum of export metallurgical coal.	800		2013
	Broadmeadow Life Extension (Australia) BHP Billiton – 50%	Increases productive capacity by 0.4 million tonnes per annum and extends the life of the mine by 21 years.	450		2013
	Hay Point Stage Three Expansion (Australia) BHP Billiton – 50%	Increases port capacity from 44 million tonnes per annum to 55 million tonnes per annum and reduces storm vulnerability.	1,250	(v)	2014
Energy Coal	RX1 Project (Australia) BHP Billiton – 100%	Increases run-of-mine thermal coal production by approximately 4 million tonnes per annum.	400		H2 2012	(iii)

			19,472

(i)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.
(ii)	References are based on calendar years.
(iii)	As per revised budget and/or schedule.
(iv)	Facilities ready for first production pending resolution of mercury content.
(v)	Excludes announced pre-commitment funding.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the Customer Sector Groups revenue and results for the December 2011 half year and the corresponding period.

Half year ended 31 December (US$M)	Revenue
	2011	2010	Change %
Petroleum	6,754	4,905	37.7%
Aluminium	2,557	2,343	9.1%
Base Metals	5,250	7,067	(25.7%)
Diamonds and Specialty Products	654	675	(3.1%)
Stainless Steel Materials	1,358	1,905	(28.7%)
Iron Ore	12,149	9,382	29.5%
Manganese	1,087	1,196	(9.1%)
Metallurgical Coal	4,390	3,952	11.1%
Energy Coal	3,135	2,561	22.4%
Group and unallocated items(ii)	173	206	N/A
Less: inter-segment revenue	(27)	(26)	N/A

BHP Billiton Group	37,480	34,166	9.7%

Half year ended 31 December (US$M)	2011			2010
	Profit from operations (EBIT)	Adjustments in arriving at underlying EBIT	Underlying EBIT(i)	Profit from operations (EBIT)	Adjustments in arriving at underlying EBIT	Underlying EBIT(i)
Petroleum	3,936	—	3,936	2,854	—	2,854
Aluminium	(67)	—	(67)	17	—	17
Base Metals	1,641	—	1,641	3,580	—	3,580
Diamonds and Specialty Products	86	—	86	221	—	221
Stainless Steel Materials	1	—	1	357	—	357
Iron Ore	7,901	—	7,901	5,811	—	5,811
Manganese	149	—	149	430	—	430
Metallurgical Coal	1,538	—	1,538	1,453	—	1,453
Energy Coal	787	—	787	334	—	334
Group and unallocated items(ii)	(283)	—	(283)	(542)	314	(228)

BHP Billiton Group	15,689	—	15,689	14,515	314	14,829

(i)	Underlying EBIT includes trading activities comprising the sale of third party product. Underlying EBIT for the Group is reconciled to Profit from operations on page 3.
(ii)	Includes consolidation adjustments, unallocated items and external sales from the Group’s freight, transport and logistics operations.

Petroleum

Revenue was US$6,754 million, an increase of US$1,849 million, or 37.7 per cent, compared to the corresponding period.

Petroleum production increased by 36 per cent in the December 2011 half year to 109 million barrels of oil equivalent following the successful integration of the Fayetteville and Petrohawk Onshore US businesses, first production from the North West Shelf CWLH Life Extension project and strong underlying performance from our global asset portfolio.

EBIT and Underlying EBIT for the December 2011 half year increased by US$1.1 billion, or 37.9 per cent, to US$3.9 billion. Higher prices were the major contributor to the increase in Underlying EBIT (US$1.3 billion, net of price linked costs) and reflected a 38 per cent increase in average realised oil prices to US$110.24 per barrel and a 35 per cent increase in average realised liquefied natural gas prices to US$14.03 per thousand standard cubic feet. The average realised natural gas price remained largely unchanged at US$3.85 per thousand standard cubic feet. Onshore US Underlying EBIT included a US$222 million benefit associated with legacy US gas derivatives that are in the final process of being closed out, while a US$118 million non-cash gain on the revaluation of embedded derivatives was recorded at Angostura (Trinidad and Tobago). A US$100 million post closing payment was received following the 2006 divestment of our interests in Cascade and Chinook.

From a longer term perspective, the growth potential of the Petroleum business has been significantly enhanced by the acquisition of the large, long life Fayetteville shale and Petrohawk resource basins. Onshore US drilling and development expenditure totalled US$1.3 billion during the December 2011 half year as we continued to focus on our high quality acreage. Our commitment to increase the valuable liquids contribution to 20 per cent of total Onshore US production by the end of the 2015 financial year remains unchanged.

In the current environment of depressed gas prices, which declined from 30 June 2011 to 31 December 2011, we will continue to focus our efforts on the most productive areas of our acreage as we strive to maximise the economic returns from our investment program. The development of the liquids rich Eagle Ford shale and our exploration activity within the Permian Basin is a priority and is expected to underpin an increase in the liquids contribution to 20 per cent of total Onshore US production by the end of the 2015 financial year.

Aluminium

Revenue was US$2,557 million, an increase of US$214 million, or 9.1 per cent, compared to the corresponding period.

Alumina sales volumes increased when compared with the corresponding period as the Alumar refinery (Brazil) continued to deliver into expanded capacity. Our smelters in southern Africa and Brazil continue to produce at, or close to, maximum technical capacity.

Alumina and aluminium production were 2.1 million tonnes and 628,000 tonnes respectively for the half-year, increases of 2 per cent and nil per cent respectively compared to the corresponding period.

EBIT and Underlying EBIT for the December 2011 half year declined by US$84 million to a loss of US$67 million as a modest improvement in realised prices was not sufficient to offset underlying cost pressure in the business. In that regard, higher raw material costs for inputs such as coke and caustic soda contributed to a US$104 million reduction in Underlying EBIT for the period. The average realised aluminium price increased by three per cent to US$2,391 per tonne while the average realised alumina price rose by eight per cent to US$344 per tonne.

In what remains a particularly challenging environment for the broader aluminium industry, BHP Billiton continues to drive productivity and efficiency across its integrated Aluminium business with a strong emphasis on cash flow. Completion of the US$3.0 billion (BHP Billiton share) Worsley Efficiency and Growth project (Australia) remains a priority with initial production anticipated in the first quarter of calendar year 2012. The expansion will raise capacity at the Worsley refinery by 1.1 million tonnes per annum to 4.6 million tonnes per annum (100 per cent basis).

Base Metals

Revenue was US$5,250 million, a decrease of US$1,817 million, or 25.7 per cent, compared to the corresponding period.

Copper production was 500.6 kilotonnes (kt), a decrease of 16 per cent compared to the corresponding period, as lower grades and industrial activity heavily constrained Escondida performance. Consistent with prior guidance, Escondida production is expected to improve significantly beyond the 2012 financial year as mining activities progress towards higher grade ore with completion of the Escondida Ore Access project in the main pit.

Lead production was 122.7 kt, a decrease of 9 per cent compared to the corresponding period due to lower average ore grades at Cannington. Zinc production was 51.7 kt, a decrease of 33 per cent compared to the corresponding period as mining continued to progress through a copper rich ore zone at Antamina. Uranium production was 1,909 tonnes which is broadly in line with the corresponding period. Silver production was 20,054 kilo-ounces, a decrease of 15 per cent compared to the corresponding period due to lower average ore grades at Cannington.

EBIT and Underlying EBIT for the December 2011 half year decreased by US$1.9 billion, or 54.2 per cent, to US$1.6 billion. Lower production and realised prices were the major contributors to the decline as they reduced Underlying EBIT by a combined US$1.5 billion. The impact on costs of lower ore grades at Escondida and broader cost pressure across the Base Metals portfolio contributed to a further US$487 million reduction in Underlying EBIT.

At 31 December 2011, the Group had 219,718 tonnes of outstanding copper sales that were revalued at a weighted average price of US$3.45 per pound. The final price of these sales will be determined over the remainder of the 2012 financial year. In addition, 239,156 tonnes of copper sales from the 2011 financial year were subject to a finalisation adjustment in the current period. The finalisation adjustment and provisional pricing impact as at 31 December 2011 decreased Underlying EBIT by US$258 million for the period.

During the December 2011 half year, pre-commitment expenditure of US$1.2 billion for the first phase of the Olympic Dam Project was activated following environmental approval by the Government of South Australia and the Commonwealth, and the successful passage of the Indenture agreement through the South Australian Parliament. In addition, the longer term development potential of the Base Metals portfolio was further enhanced by a near 700 per cent increase in the Mineral Resources tonnage at Spence.

Diamonds and Specialty Products

Revenue was US$654 million, a decrease of US$21 million, or 3.1 per cent, compared to the corresponding period.

EKATI (Canada) diamond production was 938,000 carats, an anticipated decrease of 32 per cent compared to the corresponding period. Its production is expected to remain constrained in the medium term as the operations extract lower grade material, consistent with the mine plan.

EBIT and Underlying EBIT for the December 2011 half year declined by US$135 million or 61.1 per cent to US$86 million despite stronger diamond and titanium prices that increased Underlying EBIT by US$160 million. The decline in production at EKATI, which reduced Underlying EBIT by US$160 million, was the major contributing factor to the compression of operating margins. The acceleration of our potash exploration program in Canada and Africa reduced Underlying EBIT by a further US$81 million.

In potash, significant progress continues to be achieved at Jansen (Canada) following completion of the freeze plant in August 2011. Ground freezing is now well underway and excavation has commenced for both the production and service shafts. The Port of Vancouver has been selected as the preferred port location and the permitting process is underway.

During the December 2011 quarter, BHP Billiton announced a review of its diamonds business, including the Group’s interests in the EKATI Diamond Mine. The process is ongoing and could continue through the first half of the 2012 calendar year. Subsequent to period end, BHP Billiton announced that it had exercised an option to sell its 37 per cent non-operated interest in Richards Bay Minerals (South Africa) to Rio Tinto. Completion of the sale is conditional upon the fulfilment of customary regulatory approvals with the final consideration to be determined according to an agreed valuation process.

Stainless Steel Materials

Revenue was US$1,358 million, a decrease of US$547 million, or 28.7 per cent, compared to the corresponding period.

Nickel production was 73,529 tonnes, a decrease of 10 per cent compared to the corresponding period, reflecting restricted hydrogen supply and maintenance at the Nickel West (Australia) smelter and refinery operations. Cerro Matoso (Colombia) returned to full capacity during the December 2011 half year following the successful replacement of the Line 1 furnace.

EBIT and Underlying EBIT for the December 2011 half year decreased by US$356 million, or 99.7 per cent, to US$1 million. Lower volumes and weaker prices (net of price linked costs) reduced Underlying EBIT by US$133 million and US$106 million respectively. Higher maintenance charges at Nickel West and an increase to the electricity tariff at Cerro Matoso contributed to broader cost pressure which reduced Underlying EBIT by US$96 million.

The commissioning of the Nickel West Mt Keith Talc Redesign Project and construction of the new hydrogen plant at Nickel West Kwinana form part of a targeted program of business improvement.

Iron Ore

Revenue was US$12,149 million, an increase of US$2,767 million, or 29.5 per cent, compared to the corresponding period.

The consistent deployment of capital across BHP Billiton’s Iron Ore business underpinned yet another period of record iron ore production. Production for the December 2011 half-year was 80.6 million tonnes, an increase of 23 per cent, compared to the corresponding period. The ramp up of Ore Handling Plant 3 at Yandi, dual tracking of the company’s rail infrastructure and additional ship loading capacity at Port Hedland facilitated an increase in WAIO production to the annualised rate of 178 million tonnes per annum (100 per cent basis) in the December 2011 quarter.

EBIT and Underlying EBIT for the December 2011 half year increased by US$2.1 billion, or 36.0 per cent, to US$7.9 billion. Record production and an 11 per cent and 14 per cent increase in fines and lump iron ore prices, respectively, increased Underlying EBIT by US$2.2 billion, net of price linked costs. While the reduction in contractor margin that followed the acquisition of the HWE Mining subsidiaries will be sustained in future periods, one-off integration costs, an increase in exploration expense and a rise in depreciation more than accounted for the cost savings achieved in the December 2011 half year.

BHP Billiton’s commitment to respond to growing customer demand for iron ore was further reinforced by the approval of the US$698 million (BHP Billiton share) WAIO Orebody 24 mine in the December 2011 quarter. Subsequent to period end, BHP Billiton also announced the approval of US$779 million (BHP Billiton share) in pre-commitment funding for the first phase of the WAIO Outer Harbour Development. These investments take the cumulative commitment to iron ore projects in execution to over US$11 billion.

Manganese

Revenue was US$1,087 million, a decrease of US$109 million, or 9.1 per cent, compared to the corresponding period. Record half year sales volumes at Hotazel (South Africa) contributed to an 11 per cent increase in manganese ore sales in the December 2011 half year.

Manganese alloy production was 389 kt, a decrease of 1 per cent compared to the corresponding period. Manganese ore production was 3.8 million tonnes, a decrease of 3 per cent compared to the corresponding period.

EBIT and Underlying EBIT decreased by US$281 million, or 65.3 per cent, in the December 2011 half year to US$149 million. A 22 per cent decline in average realised ore prices and a 10 per cent decline in average realised alloy prices represented the major drag on profitability and reduced Underlying EBIT by US$223 million, net of price linked costs. Margin compression was further exacerbated by an increase in raw material costs which reduced Underlying EBIT by US$69 million.

The US$167 million (BHP Billiton share) GEEP2 expansion project will further solidify GEMCO (Australia) as the largest and lowest cost operation in the industry. On completion, the GEEP2 project will increase processing capacity from 4.2 to 4.8 million tonnes per annum (100 per cent basis) with first production scheduled for the second half of the 2013 calendar year.

Metallurgical Coal

Revenue was US$4,390 million, an increase of US$438 million, or 11.1 per cent, compared to the corresponding period.

Production was 17.8 million tonnes, a decrease of 2 per cent compared to the corresponding period. Metallurgical Coal production remained constrained in the December 2011 half year as our Queensland Coal business was affected by the remnant effects of wet weather, industrial action associated with ongoing labour negotiations and geotechnical issues at the Gregory Crinum longwall. While system capability is no longer constrained by the 2011 floods, the extent to which industrial action will continue to impact production, sales and unit costs is difficult to predict.

EBIT and Underlying EBIT increased by US$85 million, or 5.8 per cent, to US$1.5 billion in the December 2011 half year. The 31 per cent and 20 per cent increase in hard coking coal and weak coking coal prices, respectively, increased Underlying EBIT by US$927 million (net of price linked costs) and underpinned record profitability at Illawarra Coal (Australia) over the six month period. In contrast, a 15 per cent decline in sales volumes at Queensland Coal reduced Underlying EBIT by US$216 million while higher costs, that partly reflected our flood recovery efforts, reduced Underlying EBIT by a further US$481 million. The rapid progression of our development pipeline also led to an increase in exploration and business development costs in the period.

BHP Billiton announced approval of the Caval Ridge mine development and associated Peak Downs mine expansion (both Australia) in the December 2011 half year. The US$2.1 billion project (BHP Billiton share) will add eight million tonnes per annum (100 per cent basis) of high quality coking coal capacity with first production anticipated in the 2014 calendar year. A subsequent, low cost expansion to 10 million tonnes per annum is anticipated. Following this significant investment commitment, metallurgical coal projects in execution total US$4.9 billion.

Energy Coal

Revenue was US$3,135 million, an increase of US$574 million, or 22.4 per cent, compared to the corresponding period.

Production was 35.4 million tonnes, an increase of 5 per cent compared to the corresponding period. Half yearly production records were achieved at New South Wales Energy Coal and Cerrejon Coal (Colombia), two of BHP Billiton’s high value, export oriented energy coal operations. A decline in production was reported at the domestically focused San Juan Coal mine (USA) following an underground fire which led to the suspension of operations in the period.

EBIT and Underlying EBIT increased by US$453 million, or 135.6 per cent, to US$787 million. A 22 per cent and 11 per cent increase in export and domestic coal prices, respectively, increased Underlying EBIT by US$391 million, net of price linked costs. Stronger volumes and a higher proportion of export sales, largely associated with the accelerated expansion of New South Wales Energy Coal, increased Underlying EBIT by US$65 million.

During the December 2011 half year, BHP Billiton approved a further eight million tonne per annum (100 per cent basis) expansion of the world class Cerrejon coal mine. The US$437 million project (BHP Billiton share) will increase export capacity to approximately 40 million tonnes per annum (100 per cent basis), with first production anticipated in the 2013 calendar year. In addition, the partners approved the third phase of expansion of the Newcastle Coal Infrastructure Group’s (NCIG) coal handling facility in Newcastle (Australia). BHP Billiton also confirmed that first production from the New South Wales Energy Coal RX1 project is expected in the second half of the 2012 calendar year, one year ahead of schedule. The RX1 project will increase run-of-mine thermal coal production by approximately four million tonnes per annum.

Group and Unallocated items

This category represents corporate activities, including Group Treasury and Freight, Transport and Logistic Operations.

EBIT expense decreased by US$259 million to US$283 million, compared to the corresponding period, as in the half year ended 31 December 2010 EBIT included exceptional items of US$314 million relating to withdrawal of the Group’s offer for Potash Corporation of Saskatchewan.

Underlying EBIT expense for Group and Unallocated in the December 2011 half year increased by US$55 million, or 24.1 per cent, to US$283 million. Higher corporate and information technology costs were partly offset by a foreign exchange related restatement of the Newcastle steelworks rehabilitation provision.

Additional Information

For additional information on our segment results, see Annex A.

Third party sales

We differentiate sales of our production from sales of third party products due to the significant difference in profit margin earned on these sales. The table below shows the breakdown between our production (which includes marketing of equity production) and third party products.

Half-year ended 31 December(a) (US$ Million)	Revenue
	Half-year ended 31 December 2011	Half-year ended 31 December 2010	Year ended 30 June 2011

Group production

Revenue	35,690	32,350	67,903

Related operating costs	(20,075)	(17,898)	(36,021)

Operating profit	15,615	14,452	31,882

Margin(b)	43.8%	44.7%	47.0%

Third party products

Revenue	1,790	1,816	3,836

Related operating costs	(1,716)	(1,753)	(3,738)

Operating profit	74	63	98

Margin(b)	4.1%	3.5%	2.6%

(a)	Excludes exceptional items
(b)	Operating profit divided by revenue

ANNEX A

BHP BILLITON REPORT FOR THE HALF YEAR ENDED 31 DECEMBER 2011

SUPPLEMENTARY INFORMATION

Customer Sector Group Results

The following notes and definitions are relevant to the table below and those on the following pages:

•	Revenue is based on Group realised prices.

•	Underlying EBIT which is defined as earnings before net finance costs, taxation and any exceptional items.

•	Underlying EBITDA is Underlying EBIT before depreciation and amortisation.

•	Depreciation and amortisation includes depreciation, impairments and amortisation.

•	Capex includes accrued capital expenditure and excludes capitalised interest and capitalised exploration.

BHP BILLITON GROUP

Half year ended 31 December 2011
	US$ Million
	Revenue (1)	Underlying EBIT (1)	Exceptional items	Profit from operations	Capex (2)	Exploration gross (3)	Exploration to profit (4)
Petroleum	6,754	3,936	—	3,936	2,604	565	272
Aluminium	2,557	(67)	—	(67)	513	2	2
Base Metals	5,250	1,641	—	1,641	1,130	165	165
Diamonds and Specialty Products	654	86	—	86	224	105	105
Stainless Steel Materials	1,358	1	—	1	275	34	28
Iron Ore	12,149	7,901	—	7,901	1,999	133	58
Manganese	1,087	149	—	149	177	—	—
Metallurgical Coal	4,390	1,538	—	1,538	1,181	84	84
Energy Coal	3,135	787	—	787	406	9	9
Group and unallocated items (5)	173	(283)	—	(283)	10	—	—
Inter-segment adjustment	(27)	—	—	—	—	—	—

BHP Billiton Group	37,480	15,689	—	15,689	8,519	1,097	723

Half year ended 31 December 2010
	US$ Million
	Revenue (1)	Underlying EBIT (1)	Exceptional items	Profit from operations	Capex (2)	Exploration gross (3)	Exploration to profit (4)
Petroleum	4,905	2,854	—	2,854	875	173	182
Aluminium	2,343	17	—	17	651	3	3
Base Metals	7,067	3,580	—	3,580	517	109	109
Diamonds and Specialty Products	675	221	—	221	136	29	29
Stainless Steel Materials	1,905	357	—	357	184	35	32
Iron Ore	9,382	5,811	—	5,811	1,880	64	19
Manganese	1,196	430	—	430	101	5	3
Metallurgical Coal	3,952	1,453	—	1,453	419	23	23
Energy Coal	2,561	334	—	334	385	11	10
Group and unallocated items (5)	206	(228)	(314)	(542)	8	—	—
Inter-segment adjustment	(26)	—	—	—	—	—	—

BHP Billiton Group	34,166	14,829	(314)	14,515	5,156	452	410

(1)	Total third party revenue for the Group is US$1,790 million and Underlying EBIT US$74 million (2010: US$1,816 million and US$63 million).
(2)	Capex in aggregate comprises US$7,437 million growth and US$1,082 million other (2010: US$4,303 million growth and US$853 million other).
(3)	Includes US$381 million (2010: US$89 million) capitalised exploration.
(4)	Includes US$7 million (2010: US$47 million) exploration expenditure previously capitalised, written off as impaired (included in depreciation & amortisation).
(5)	Includes consolidation adjustments, unallocated items and external sales of freight and fuel via the Group’s transport and logistics operations.

PETROLEUM

Half year ended 31 December 2011
	US$ Million
	Revenue (1) (2)	Underlying EBITDA	Depn & amortisation	Underlying EBIT	Capex (3)	Exploration gross (4)	Exploration to profit (5)
Bass Strait	964	757	56	701	448
North West Shelf	1,208	907	93	814	160
Atlantis	497	432	77	355	94
Shenzi	898	836	173	663	163
Mad Dog	—	(27)	—	(27)	35
Onshore US (6)	996	769	620	149	1,337
ROD & Ohanet	342	308	42	266	13
Liverpool Bay & Bruce/Keith	172	123	17	106	5
Exploration	—	(265)	28	(293)	—
Other (7) (8)	1,552	1,519	318	1,201	349

Total from Group production	6,629	5,359	1,424	3,935	2,604
Third party products	125	1	—	1	—

Total	6,754	5,360	1,424	3,936	2,604	565	272

Half year ended 31 December 2010
	US$ Million
	Revenue (1) (2)	Underlying EBITDA	Depn & amortisation	Underlying EBIT	Capex (3)	Exploration gross (4)	Exploration to profit (5)
Bass Strait	872	682	58	624	359
North West Shelf	1,076	826	98	728	106
Atlantis	486	405	108	297	57
Shenzi	644	600	243	357	70
Mad Dog	152	122	8	114	22
ROD & Ohanet	299	258	51	207	11
Liverpool Bay & Bruce/Keith	152	112	27	85	4
Exploration	—	(134)	74	(208)	—
Other (7)	1,178	996	352	644	246

Total from Group production	4,859	3,867	1,019	2,848	875
Third party products	46	6	—	6	—

Total	4,905	3,873	1,019	2,854	875	173	182

(1)	Petroleum revenue from Group production includes: crude oil US$4,156 million (2010: US$3,431 million), natural gas US$1,297 million (2010: US$482 million), LNG US$769 million (2010: US$624 million), NGL US$378 million (2010: US$334 million) and other US$29 million (2010: US$(12) million).
(2)	Includes inter-segment revenue of US$nil million (2010: US$5 million).
(3)	Capex in aggregate comprises US$2,552 million growth and US$52 million other (2010: US$796 million growth and US$79 million other).
(4)	Includes US$300 million (2010: US$38 million) capitalised exploration.
(5)	Includes US$7 million (2010: US$47 million) exploration expenditure previously capitalised, written off as impaired (included in depreciation & amortisation).
(6)	Includes Fayetteville (acquired on 31 March 2011) and Petrohawk Energy Corporation (acquired on 20 August 2011).
(7)	Includes the following fields - Pyrenees, Stybarrow, Neptune, Minerva, Angostura (includes gas in 2011), West Cameron 76, Genesis, Starlifter and Pakistan.
(8)	Includes an unrealised gain of US$118 million related to Angostura embedded derivative and a post-closing payment of US$100 million received relating to the 2006 divestment of BHP Billiton’s interest in Cascade and Chinook.
(9)	Total barrels of oil equivalent (million) based on a conversion rate of 6 billion standard cubic feet of gas per million barrels of oil equivalent.

Production - continuing operations	2011	2010
Crude oil and condensate (million barrels of oil equivalent)	37.3	42.7
Natural gas (bcf)	391.8	188.4
NGL (million barrels of oil equivalent)	6.7	6.2
Total Petroleum products (million boe) (9)	109.4	80.3

ALUMINIUM

Half year ended 31 December 2011
	US$ Million
	Revenue	Underlying EBITDA	Depn & amortisation	Underlying EBIT	Capex (1)	Exploration gross	Exploration to profit
Alumina	673	38	80	(42)	496
Aluminium	1,502	47	63	(16)	17
Intra-divisional adjustment	(377)	—	—	—	—

Total from Group production	1,798	85	143	(58)	513
Third party products	759	(9)	—	(9)	—

Total	2,557	76	143	(67)	513	2	2

Half year ended 31 December 2010
	US$ Million
	Revenue	Underlying EBITDA	Depn & amortisation	Underlying EBIT	Capex (1)	Exploration gross	Exploration to profit
Alumina	626	37	88	(51)	631
Aluminium	1,378	124	63	61	20
Intra-divisional adjustment	(416)	—	—	—	—

Total from Group production	1,588	161	151	10	651
Third party products	755	7	—	7	—

Total	2,343	168	151	17	651	3	3

(1)	Capex in aggregate comprises US$466 million growth and US$47 million other (2010: US$600 million growth and US$51 million other).

Production - continuing operations	2011	2010
Alumina (‘000 tonnes)	2,061	2,025
Aluminium (‘000 tonnes)	628	628

BASE METALS

Half year ended 31 December 2011
	US$ Million
	Revenue	Underlying EBITDA	Depn & amortisation	Underlying EBIT	Capex (1)	Exploration gross	Exploration to profit
Americas
Escondida	1,568	717	121	596	512
Pampa Norte (2)	1,076	561	95	466	120
Other (3)	589	371	20	351	141
Australia
Cannington	770	450	33	417	64
Olympic Dam	1,040	184	106	78	180
Exploration / Business Development	—	(170)	1	(171)	113
Divisional activities (4)	—	(84)	—	(84)	—

Total from Group production	5,043	2,029	376	1,653	1,130
Third party products	207	(12)	—	(12)	—

Total	5,250	2,017	376	1,641	1,130	165	165

Half year ended 31 December 2010
	US$ Million
	Revenue	Underlying EBITDA	Depn & amortisation	Underlying EBIT	Capex (1)	Exploration gross	Exploration to profit
Americas
Escondida	3,105	2,209	121	2,088	196
Pampa Norte (2)	1,139	559	92	467	34
Other (3)	664	433	19	414	84
Australia
Cannington	956	645	17	628	13
Olympic Dam	971	327	104	223	183
Exploration / Business Development	—	(151)	1	(152)	7
Divisional activities (4)	—	(81)	1	(82)	—

Total from Group production	6,835	3,941	355	3,586	517
Third party products	232	(6)	—	(6)	—

Total	7,067	3,935	355	3,580	517	109	109

(1)	Capex in aggregate comprises US$887 million growth and US$243 million other (2010: US$332 million growth and US$185 million other).
(2)	Includes Spence and Cerro Colorado.
(3)	Includes Antamina and Pinto Valley.
(4)	Includes closed mining and smelting operations in Canada and the USA.

Production - continuing operations	2011	2010
Payable copper in concentrate (‘000 tonnes)	192	274
Copper cathode (‘000 tonnes)	309	320
Uranium oxide concentrate (tonnes)	1,909	1,967
Gold - payable (‘000 ounces)	83	101
Silver - payable (‘000 ounces)	20,054	23,723
Lead (‘000 tonnes)	123	134
Zinc (‘000 tonnes)	52	77

DIAMONDS AND SPECIALTY PRODUCTS

Half year ended 31 December 2011
	US$ Million
	Revenue	Underlying EBITDA	Depn & amortisation	Underlying EBIT	Capex (1)	Exploration gross	Exploration to profit
Diamonds (2)	357	193	73	120	27
Other businesses (3)	297	(21)	13	(34)	197

Total	654	172	86	86	224	105	105

Half year ended 31 December 2010	US$ Million
	Revenue	Underlying EBITDA	Depn & amortisation	Underlying EBIT	Capex (1)	Exploration gross	Exploration to profit
Diamonds (2)	427	278	75	203	15
Other businesses (3)	248	35	17	18	121

Total	675	313	92	221	136	29	29

(1)	Capex in aggregate comprises US$219 million growth and US$5 million other (2010: US$134 million growth and US$2 million other).
(2)	Includes diamonds exploration and development costs.
(3)	Includes titanium minerals, potash exploration and development, and other corporate costs.

Production - continuing operations	2011	2010
Diamonds (‘000 carats)	938	1,379

STAINLESS STEEL MATERIALS

Half year ended 31 December 2011
	US$ Million
	Revenue (1)	Underlying EBITDA	Depn & amortisation	Underlying EBIT	Capex (2) (3)	Exploration gross (4)	Exploration to profit
Nickel West	919	14	151	(137)	158
Cerro Matoso	399	208	39	169	71
Other	—	(37)	1	(38)	46

Total from Group production	1,318	185	191	(6)	275
Third party products	40	7	—	7	—

Total	1,358	192	191	1	275	34	28

Half year ended 31 December 2010
	US$ Million
	Revenue (1)	Underlying EBITDA	Depn & amortisation	Underlying EBIT	Capex (2)	Exploration gross (4)	Exploration to profit
Nickel West	1,309	297	166	131	147
Cerro Matoso	559	293	37	256	37
Other	—	(34)	—	(34)	—

Total from Group production	1,868	556	203	353	184
Third party products	37	4	—	4	—

Total	1,905	560	203	357	184	35	32

(1)	Includes inter-segment revenue of US$9 million (2010: US$1 million).
(2)	Capex in aggregate comprises US$141 million growth and US$134 million other (2010: US$100 million growth and US$84 million other).
(3)	Capex includes US$46 million (2010: US$nil million) of expenditure in relation to centralising offices of Western Australian based CSGs and assets.
(4)	Includes US$6 million (2010: US$3 million) capitalised exploration.

Production - continuing operations	2011	2010
Nickel (‘000 tonnes)	73.5	81.5

IRON ORE

Half year ended 31 December 2011
	US$ Million
	Revenue (1)	Underlying EBITDA	Depn & amortisation	Underlying EBIT	Capex (2)	Exploration gross (3)	Exploration to profit
Western Australia Iron Ore	10,997	7,724	330	7,394	1,725
Samarco	1,089	603	29	574	254
Other (4)	—	(77)	3	(80)	20

Total from Group production	12,086	8,250	362	7,888	1,999
Third party products (5)	63	13	—	13	—

Total	12,149	8,263	362	7,901	1,999	133	58

Half year ended 31 December 2010
	US$ Million
	Revenue (1)	Underlying EBITDA	Depn & amortisation	Underlying EBIT	Capex (2)	Exploration gross (3)	Exploration to profit
Western Australia Iron Ore	8,218	5,507	236	5,271	1,815
Samarco	1,103	619	20	599	56
Other (4)	—	(74)	1	(75)	9

Total from Group production	9,321	6,052	257	5,795	1,880
Third party products (5)	61	16	—	16	—

Total	9,382	6,068	257	5,811	1,880	64	19

(1)	Includes inter-segment revenue of US$18 million (2010: US$20 million).
(2)	Capex in aggregate comprises US$1,924 million growth and US$75 million other (2010: US$1,786 million growth and US$94 million other).
(3)	Includes US$75 million (2010: US$45 million) capitalised exploration.
(4)	Includes Boodarie Iron, which ceased operations in August 2005.
(5)	Includes Boodarie Iron sales of contracted gas purchases and US$8 million mark to market gain on an embedded derivative (2010: US$10 million loss).

Production - continuing operations	2011	2010
Iron ore (million tonnes)	80.6	65.6

MANGANESE

Half year ended 31 December 2011
	US$ Million
	Revenue	Underlying EBITDA	Depn & amortisation	Underlying EBIT	Capex (1)	Exploration gross (2)	Exploration to profit
Manganese	1,084	195	47	148	177
Third party products	3	1	—	1	—

Total	1,087	196	47	149	177	—	—

Half year ended 31 December 2010
	US$ Million
	Revenue	Underlying EBITDA	Depn & amortisation	Underlying EBIT	Capex (1)	Exploration gross (2)	Exploration to profit
Manganese	1,196	470	40	430	101
Third party products	—	—	—	—	—

Total	1,196	470	40	430	101	5	3

(1)	Capex in aggregate comprises US$124 million growth and US$53 million other (2010: US$44 million growth and US$57 million other).
(2)	Includes US$nil million (2010: US$2 million) capitalised exploration.

Production - continuing operations	2011	2010
Manganese ore (‘000 tonnes)	3,825	3,951
Manganese alloy (‘000 tonnes)	389	391

METALLURGICAL COAL

Half year ended 31 December 2011
	US$ Million
	Revenue	Underlying EBITDA	Depn & amortisation	Underlying EBIT	Capex (1)	Exploration gross	Exploration to profit
Queensland Coal	3,471	1,309	115	1,194	1,024
Illawarra	919	530	73	457	153
Other	—	(111)	2	(113)	4

Total from Group production	4,390	1,728	190	1,538	1,181
Third party products	—	—	—	—	—

Total	4,390	1,728	190	1,538	1,181	84	84

Half year ended 31 December 2010
	US$ Million
	Revenue	Underlying EBITDA	Depn & amortisation	Underlying EBIT	Capex (1)	Exploration gross	Exploration to profit
Queensland Coal	3,251	1,353	96	1,257	270
Illawarra	701	334	70	264	149
Other	—	(67)	1	(68)	—

Total from Group production	3,952	1,620	167	1,453	419
Third party products	—	—	—	—	—

Total	3,952	1,620	167	1,453	419	23	23

(1)	Capex in aggregate comprises US$859 million growth and US$322 million other (2010: US$258 million growth and US$161 million other).

Production - continuing operations	2011	2010
Metallurgical coal (million tonnes)	17.8	18.1

ENERGY COAL

Half year ended 31 December 2011
	US$ Million
	Revenue	Underlying EBITDA	Depn & amortisation	Underlying EBIT	Capex (1)	Exploration gross (2)	Exploration to profit
South Africa Coal	1,004	269	95	174	54
New Mexico	291	30	16	14	13
New South Wales Energy Coal	821	315	37	278	285
Colombia	572	293	29	264	54
Exploration / Business Development	—	(8)	—	(8)	—
Divisional activities	—	(8)	—	(8)	—

Total from Group production	2,688	891	177	714	406
Third party products	447	73	—	73	—

Total	3,135	964	177	787	406	9	9

Half year ended 31 December 2010
	US$ Million
	Revenue	Underlying EBITDA	Depn & amortisation	Underlying EBIT	Capex (1)	Exploration gross (2)	Exploration to profit
South Africa Coal	805	62	76	(14)	136
New Mexico	266	41	15	26	7
New South Wales Energy Coal	575	191	33	158	173
Colombia	416	184	27	157	68
Exploration / Business Development	—	(10)	8	(18)	1
Divisional activities	—	(12)	—	(12)	—

Total from Group production	2,062	456	159	297	385
Third party products	499	37	—	37	—

Total	2,561	493	159	334	385	11	10

(1)	Capex in aggregate comprises US$265 million growth and US$141 million other (2010: US$253 million growth and US$132 million other).
(2)	Includes US$nil million (2010: US$1 million) capitalised exploration.

Production - continuing operations	2011	2010
Energy coal (million tonnes)	35.4	33.6

ANNEX B

bhpbilliton

resourcing the future

BHP Billiton Group

Financial Report (unaudited)

For the half year ended 31 December 2011

BHP Billiton Financial Report for the half year ended 31 December 2011

BHP Billiton Financial Report for the half year ended 31 December 2011

Consolidated Income Statement (unaudited)

for the half year ended 31 December 2011

	Notes	Half year ended 31 December 2011 US$M	Half year ended 31 December 2010 US$M	Year ended 30 June 2011 US$M

Revenue
Group production		35,690	32,350	67,903
Third party products	2	1,790	1,816	3,836

Revenue	2	37,480	34,166	71,739
Other income		359	279	531
Expenses excluding net finance costs		(22,150)	(19,930)	(40,454)

Profit from operations		15,689	14,515	31,816

Comprising:
Group production		15,615	14,452	31,718
Third party products		74	63	98

		15,689	14,515	31,816

Financial income	5	102	118	245
Financial expenses	5	(485)	(489)	(806)

Net finance costs	5	(383)	(371)	(561)

Profit before taxation		15,306	14,144	31,255

Income tax expense		(4,803)	(3,118)	(6,481)
Royalty related taxation (net of income tax benefit)		(462)	(340)	(828)

Total taxation expense	6	(5,265)	(3,458)	(7,309)

Profit after taxation		10,041	10,686	23,946

Attributable to non-controlling interests		100	162	298
Attributable to members of BHP Billiton Group		9,941	10,524	23,648

Earnings per ordinary share (basic) (US cents)	7	186.8	189.2	429.1
Earnings per ordinary share (diluted) (US cents)	7	186.0	188.6	426.9

Dividends per ordinary share – paid during the period (US cents)	8	55.0	45.0	91.0
Dividends per ordinary share – declared in respect of the period (US cents)	8	55.0	46.0	101.0

The accompanying notes form part of these half year financial statements.

BHP Billiton Financial Report for the half year ended 31 December 2011

Consolidated Statement of Comprehensive Income (unaudited)

for the half year ended 31 December 2011

	Half year ended 31 December 2011 US$M	Half year ended 31 December 2010 US$M	Year ended 30 June 2011 US$M

Profit after taxation	10,041	10,686	23,946
Other comprehensive income
Actuarial (losses)/gains on pension and medical schemes	(44)	76	(113)
Available for sale investments:
Net valuation losses taken to equity	(32)	(118)	(70)
Net valuation losses/(gains) transferred to the income statement	1	(37)	(47)
Exchange fluctuations on translation of foreign operations taken to equity	(2)	11	19
Tax recognised within other comprehensive income	(58)	68	120

Total other comprehensive income for the period	(135)	—	(91)

Total comprehensive income	9,906	10,686	23,855

Attributable to non-controlling interests	98	152	284
Attributable to members of BHP Billiton Group	9,808	10,534	23,571

The accompanying notes form part of these half year financial statements.

BHP Billiton Financial Report for the half year ended 31 December 2011

Consolidated Balance Sheet (unaudited)

as at 31 December 2011

	31 December 2011 US$M	31 December 2010 US$M	30 June 2011 US$M

ASSETS
Current assets
Cash and cash equivalents	3,616	16,156	10,084
Trade and other receivables	8,056	7,876	8,197
Other financial assets	748	441	264
Inventories	6,405	5,620	6,154
Current tax assets	169	153	273
Other	360	332	308

Total current assets	19,354	30,578	25,280

Non-current assets
Trade and other receivables	2,038	1,581	2,093
Other financial assets	1,692	1,449	1,602
Inventories	408	355	363
Property, plant and equipment	95,601	59,174	68,468
Intangible assets	1,162	778	904
Deferred tax assets	3,551	4,177	3,993
Other	161	180	188

Total non-current assets	104,613	67,694	77,611

Total assets	123,967	98,272	102,891

LIABILITIES
Current liabilities
Trade and other payables	10,541	6,743	9,718
Interest bearing liabilities	6,354	1,831	3,519
Other financial liabilities	576	607	288
Current tax payable	2,873	2,451	3,693
Provisions	2,174	1,972	2,256
Deferred income	223	273	259

Total current liabilities	22,741	13,877	19,733

Non-current liabilities
Trade and other payables	456	498	555
Interest bearing liabilities	18,713	14,125	12,388
Other financial liabilities	88	140	79
Deferred tax liabilities	8,137	3,872	2,683
Provisions	8,824	8,296	9,269
Deferred income	391	471	429

Total non-current liabilities	36,609	27,402	25,403

Total liabilities	59,350	41,279	45,136

Net assets	64,617	56,993	57,755

EQUITY
Share capital – BHP Billiton Limited	1,183	1,227	1,183
Share capital – BHP Billiton Plc	1,069	1,113	1,070
Treasury shares	(535)	(531)	(623)
Reserves	1,853	1,838	2,001
Retained earnings	59,886	52,445	53,131

Total equity attributable to members of BHP Billiton Group	63,456	56,092	56,762
Non-controlling interests	1,161	901	993

Total equity	64,617	56,993	57,755

The accompanying notes form part of these half year financial statements.

BHP Billiton Financial Report for the half year ended 31 December 2011

Consolidated Cash Flow Statement (unaudited)

for the half year ended 31 December 2011

	Half year ended 31 December 2011 US$M	Half year ended 31 December 2010 US$M	Year ended 30 June 2011 US$M
Operating activities
Profit before taxation	15,306	14,144	31,255
Adjustments for:
Non-cash exceptional items	—	19	(150)
Depreciation and amortisation expense	3,035	2,428	5,039
Net gain on sale of non-current assets	(87)	(44)	(41)
Impairments of property, plant and equipment, financial assets and intangibles	19	47	74
Employee share awards expense	125	108	266
Financial income and expenses	383	371	561
Other	(250)	(123)	(384)
Changes in assets and liabilities:
Trade and other receivables	788	(1,584)	(1,960)
Inventories	(194)	(298)	(792)
Trade and other payables	(556)	134	2,780
Net other financial assets and liabilities	(292)	99	46
Provisions and other liabilities	(704)	109	387

Cash generated from operations	17,573	15,410	37,081
Dividends received	11	14	12
Interest received	55	49	107
Interest paid	(301)	(248)	(562)
Income tax refunded	225	—	74
Income tax paid	(4,545)	(2,783)	(6,025)
Royalty related taxation paid	(738)	(249)	(607)

Net operating cash flows	12,280	12,193	30,080

Investing activities
Purchases of property, plant and equipment	(7,903)	(5,167)	(11,147)
Exploration expenditure	(1,097)	(452)	(1,240)
Exploration expenditure expensed and included in operating cash flows	716	363	981
Purchase of intangibles	(122)	(81)	(211)
Investment in financial assets	(243)	(65)	(238)
Investment in subsidiaries, operations and jointly controlled entities, net of their cash	(12,549)	—	(4,807)

Cash outflows from investing activities	(21,198)	(5,402)	(16,662)
Proceeds from sale of property, plant and equipment	139	24	80
Proceeds from financial assets	92	84	118

Net investing cash flows	(20,967)	(5,294)	(16,464)

Financing activities
Proceeds from interest bearing liabilities	7,300	892	1,374
Proceeds from debt related instruments	—	67	222
Repayment of interest bearing liabilities	(1,701)	(1,057)	(2,173)
Proceeds from ordinary shares	18	18	32
Contributions from non-controlling interests	66	—	—
Purchase of shares by Employee Share Ownership Plan (“ESOP”) trusts	(323)	(327)	(469)
Share buy-back – BHP Billiton Limited	—	—	(6,265)
Share buy-back – BHP Billiton Plc	(83)	(254)	(3,595)
Dividends paid	(2,943)	(2,506)	(5,054)
Dividends paid to non-controlling interests	(56)	(48)	(90)

Net financing cash flows	2,278	(3,215)	(16,018)

Net (decrease)/increase in cash and cash equivalents	(6,409)	3,684	(2,402)
Cash and cash equivalents, net of overdrafts, at beginning of period	10,080	12,455	12,455
Effect of foreign currency exchange rate changes on cash and cash equivalents	(64)	3	27

Cash and cash equivalents, net of overdrafts, at end of period	3,607	16,142	10,080

The accompanying notes form part of these half year financial statements.

BHP Billiton Financial Report for the half year ended 31 December 2011

Consolidated Statement of Changes in Equity (unaudited)

for the half year ended 31 December 2011

For the half year ended 31 December 2011	Attributable to members of the BHP Billiton Group
US$M	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non- controlling interests	Total equity

Balance as at 1 July 2011	1,183	1,070	(623)	2,001	53,131	56,762	993	57,755

Profit after taxation	—	—	—	—	9,941	9,941	100	10,041
Other comprehensive income:
Actuarial losses on pension and medical schemes	—	—	—	—	(42)	(42)	(2)	(44)
Net valuation losses on available for sale investments taken to equity	—	—	—	(32)	—	(32)	—	(32)
Net valuation losses on available for sale investments transferred to the income statement	—	—	—	1	—	1	—	1
Exchange fluctuations on translation of foreign operations taken to equity	—	—	—	(2)	—	(2)	—	(2)
Tax recognised within other comprehensive income	—	—	—	(113)	55	(58)	—	(58)

Total comprehensive income	—	—	—	(146)	9,954	9,808	98	9,906

Transactions with owners:
Purchase of shares by ESOP trusts	—	—	(323)	—	—	(323)	—	(323)
Employee share awards exercised net of employee contributions	—	—	328	(128)	(168)	32	—	32
Employee share awards forfeited	—	—	—	—	—	—	—	—
Accrued employee entitlement for unvested awards	—	—	—	125	—	125	—	125
BHP Billiton Limited shares bought back and cancelled	—	—	—	—	—	—	—	—
BHP Billiton Plc shares bought back	—	—	—	—	—	—	—	—
BHP Billiton Plc shares cancelled	—	(1)	83	1	(83)	—	—	—
Distribution to option holders	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	(2,948)	(2,948)	(56)	(3,004)
Equity contributed	—	—	—	—	—	—	126	126

Balance as at 31 December 2011	1,183	1,069	(535)	1,853	59,886	63,456	1,161	64,617

The accompanying notes form part of these half year financial statements.

BHP Billiton Financial Report for the half year ended 31 December 2011

Consolidated Statement of Changes in Equity (unaudited)

for the half year ended 31 December 2011 (continued)

For the half year ended 31 December 2010	Attributable to members of the BHP Billiton Group
US$M	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non- controlling interests	Total equity

Balance as at 1 July 2010	1,227	1,116	(525)	1,906	44,801	48,525	804	49,329

Profit after taxation	—	—	—	—	10,524	10,524	162	10,686
Other comprehensive income:
Actuarial gains on pension and medical schemes	—	—	—	—	76	76	—	76
Net valuation losses on available for sale investments taken to equity	—	—	—	(118)	—	(118)	—	(118)
Net valuation gains on available for sale investments transferred to the income statement	—	—	—	(27)	—	(27)	(10)	(37)
Exchange fluctuations on translation of foreign operations taken to equity	—	—	—	11	—	11	—	11
Tax recognised within other comprehensive income	—	—	—	41	27	68	—	68

Total comprehensive income	—	—	—	(93)	10,627	10,534	152	10,686

Transactions with owners:
Purchase of shares by ESOP Trusts	—	—	(327)	—	—	(327)	—	(327)
Employee share awards exercised net of employee contributions	—	—	321	(70)	(225)	26	—	26
Accrued employee entitlement for unvested awards	—	—	—	108	—	108	—	108
BHP Billiton Plc shares bought back	—	—	(254)	—	—	(254)	—	(254)
BHP Billiton Plc shares cancelled	—	(3)	254	3	(254)	—	—	—
Distribution to option holders	—	—	—	(16)	—	(16)	(10)	(26)
Dividends	—	—	—	—	(2,504)	(2,504)	(48)	(2,552)
Equity contributed	—	—	—	—	—	—	3	3

Balance as at 31 December 2010	1,227	1,113	(531)	1,838	52,445	56,092	901	56,993

BHP Billiton Financial Report for the half year ended 31 December 2011

Consolidated Statement of Changes in Equity (unaudited)

for the half year ended 31 December 2011 (continued)

For the year ended 30 June 2011	Attributable to members of the BHP Billiton Group
US$M	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non- controlling interests	Total equity

Balance as at 1 July 2010	1,227	1,116	(525)	1,906	44,801	48,525	804	49,329

Profit after taxation	—	—	—	—	23,648	23,648	298	23,946
Other comprehensive income:
Actuarial losses on pension and medical schemes	—	—	—	—	(105)	(105)	(8)	(113)
Net valuation (losses)/gains on available for sale investments taken to equity	—	—	—	(71)	—	(71)	1	(70)
Net valuation gains on available for sale investments transferred to the income statement	—	—	—	(38)	—	(38)	(9)	(47)
Exchange fluctuations on translation of foreign operations taken to equity	—	—	—	19	—	19	—	19
Tax recognised within other comprehensive income	—	—	—	24	94	118	2	120

Total comprehensive income	—	—	—	(66)	23,637	23,571	284	23,855

Transactions with owners:
Purchase of shares by ESOP trusts	—	—	(469)	—	—	(469)	—	(469)
Employee share awards exercised net of employee contributions	—	—	454	(121)	(294)	39	—	39
Employee share awards forfeited	—	—	—	(9)	9	—	—	—
Accrued employee entitlement for unvested awards	—	—	—	266	—	266	—	266
BHP Billiton Limited shares bought back and cancelled	(44)	—	—	—	(6,301)	(6,345)	—	(6,345)
BHP Billiton Plc shares bought back	—	—	(3,678)	—	—	(3,678)	—	(3,678)
BHP Billiton Plc shares cancelled	—	(46)	3,595	46	(3,595)	—	—	—
Distribution to option holders	—	—	—	(21)	—	(21)	(17)	(38)
Dividends	—	—	—	—	(5,126)	(5,126)	(90)	(5,216)
Equity contributed	—	—	—	—	—	—	12	12

Balance as at 30 June 2011	1,183	1,070	(623)	2,001	53,131	56,762	993	57,755

BHP Billiton Financial Report for the half year ended 31 December 2011

Notes to the Half Year Financial Statements (unaudited)

1.	Accounting policies

This general purpose financial report for the December 2011 half-year is unaudited and has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (“IASB”), IAS 34 ‘Interim Financial Reporting’ as adopted by the EU and AASB 134 ‘Interim Financial Reporting’ as issued by the Australian Accounting Standards Board (“AASB”).

The half year financial statements do not include all of the information required for a full annual report and are to be read in conjunction with the most recent annual financial report.

The half year financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2011 annual financial statements contained within the Annual Report on Form 20-F of the BHP Billiton Group, except for a change to the basis on which borrowings are classified as current or non-current.

Borrowings otherwise due for repayment within 12 months of balance date are now classified as non-current only if the committed refinancing facility is with the same lender and on the same or similar terms. Under the previous policy, it was not necessary for such facilities to be with the same party for the borrowings to be classified as non-current. This change in policy was adopted in light of amendments to IAS1 ‘Presentation of Financial Statements’ recommended by the IASB, modifying criteria for the classification of such borrowings as current. Borrowings of US$2.8 billion drawn under the Group’s commercial paper program have therefore been classified as current with no impact on comparative amounts as the program was undrawn in all prior periods presented in the financial statements.

Rounding of amounts

Amounts in this financial report have, unless otherwise indicated, been rounded to the nearest million dollars.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

Exchange rates

The following exchange rates relative to the US dollar have been applied in the financial statements:

	Average Half year ended 31 December 2011	Average Half year ended 31 December 2010	Average Year ended 30 June 2011	As at 31 December 2011	As at 31 December 2010	As at 30 June 2011
Australian dollar (a)	1.03	0.94	0.99	1.01	1.02	1.07
Brazilian real	1.70	1.72	1.68	1.87	1.66	1.57
Canadian dollar	1.00	1.03	1.00	1.02	1.00	0.97
Chilean peso	491	496	486	520	468	470
Colombian peso	1,857	1,848	1,843	1,941	1,920	1,779
South African rand	7.61	7.13	7.01	8.18	6.63	6.80
Euro	0.72	0.76	0.73	0.77	0.75	0.69
UK pound sterling	0.63	0.64	0.63	0.65	0.65	0.62

(a)	Displayed as US$ to A$1 based on common convention.

BHP Billiton Financial Report for the half year ended 31 December 2011

2.	Segment reporting

The Group operates nine Customer Sector Groups aligned with the commodities which we extract and market, reflecting the structure used by the Group’s management to assess the performance of the Group:

Customer Sector Group	Principal activities

Petroleum	Exploration, development and production of oil and gas

Aluminium	Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal

Base Metals	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold

Diamonds and Specialty Products	Mining of diamonds and titanium minerals; potash development

Stainless Steel Materials	Mining and production of nickel products

Iron Ore	Mining of iron ore

Manganese	Mining of manganese ore and production of manganese metal and alloys

Metallurgical Coal	Mining of metallurgical coal

Energy Coal	Mining of thermal (energy) coal

Group and unallocated items represent Group centre functions. Exploration and technology activities are recognised within relevant segments.

It is the Group’s policy that inter-segment sales are made on a commercial basis.

BHP Billiton Financial Report for the half year ended 31 December 2011

2.	Segment reporting (continued)

US$M	Petroleum (a)	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Half year ended 31 December 2011
Revenue
Group production	6,596	1,798	5,043	654	1,318	11,969	1,084	4,386	2,682	—	35,530
Third party products	125	759	207	—	31	45	3	—	447	173	1,790
Rendering of services	33	—	—	—	—	117	—	4	6	—	160
Inter-segment revenue	—	—	—	—	9	18	—	—	—	(27)	—

Total revenue (b)	6,754	2,557	5,250	654	1,358	12,149	1,087	4,390	3,135	146	37,480

Underlying EBIT (c)	3,936	(67)	1,641	86	1	7,901	149	1,538	787	(283)	15,689

Net finance costs											(383)
Exceptional items											—

Profit before taxation											15,306

(a)	Total assets in Petroleum increased from US$18.6 billion at 30 June 2011 to US$42.4 billion at 31 December 2011, predominantly arising from the acquisition of Petrohawk Energy Corporation – refer to note 11.
(b)	Revenue not attributable to reportable segments reflects sales of freight and fuel to third parties.
(c)	Underlying EBIT is earnings before net finance costs, taxation and any exceptional items.

BHP Billiton Financial Report for the half year ended 31 December 2011

2.	Segment reporting (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Half year ended 31 December 2010
Revenue
Group production	4,853	1,588	6,835	675	1,867	9,275	1,196	3,947	2,062	—	32,298
Third party products	46	755	232	—	37	41	—	—	499	206	1,816
Rendering of services	1	—	—	—	—	46	—	5	—	—	52
Inter-segment revenue	5	—	—	—	1	20	—	—	—	(26)	—

Total revenue (b)	4,905	2,343	7,067	675	1,905	9,382	1,196	3,952	2,561	180	34,166

Underlying EBIT (c)	2,854	17	3,580	221	357	5,811	430	1,453	334	(228)	14,829

Net finance costs											(371)
Exceptional items											(314)

Profit before taxation											14,144

BHP Billiton Financial Report for the half year ended 31 December 2011

2.	Segment reporting (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2011
Revenue
Group production	10,603	3,601	13,550	1,517	3,698	20,182	2,423	7,565	4,651	—	67,790
Third party products	127	1,620	602	—	158	93	—	—	851	385	3,836
Rendering of services	2	—	—	—	—	98	—	8	5	—	113
Inter-segment revenue	5	—	—	—	5	39	—	—	—	(49)	—

Total revenue (b)	10,737	5,221	14,152	1,517	3,861	20,412	2,423	7,573	5,507	336	71,739

Underlying EBIT (c)	6,330	266	6,790	587	588	13,328	697	2,670	1,129	(405)	31,980

Net finance costs											(561)
Exceptional items											(164)

Profit before taxation											31,255

BHP Billiton Financial Report for the half year ended 31 December 2011

3.	Exceptional items

There were no exceptional items in the December 2011 half-year.

Half year ended 31 December 2010	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Withdrawn offer for PotashCorp	(314)	—	(314)
Release of income tax provisions	—	138	138

	(314)	138	(176)

Withdrawn offer for PotashCorp:

The Group withdrew its offer for PotashCorp on 15 November 2010 following the Board’s conclusion that the condition of the offer relating to receipt of a net benefit as determined by the Minister of Industry under the Investment Canada Act could not be satisfied. The Group incurred fees associated with the US$45 billion debt facility (US$240 million), investment bankers’, lawyers’ and accountants’ fees, printing expenses and other charges (US$74 million) in progressing this matter during the period up to the withdrawal of the offer, which were expensed as operating costs in the half year ended 31 December 2010.

Release of income tax provisions:

The Australian Taxation Office (ATO) issued amended assessments in prior years denying bad debt deductions arising from the investments in Hartley (Zimbabwe), Beenup and Boodarie Iron (both Australia) and the denial of capital allowance claims made on the Boodarie Iron project. BHP Billiton lodged objections and was successful on all counts in the Federal Court and the Full Federal Court. The Hartley matter was settled with the ATO in September 2009. The ATO sought special leave to appeal to the High Court in relation to the Beenup bad debt disallowance and the denial of the capital allowance claims on the Boodarie Iron project. Special leave was not sought by the ATO for the Boodarie Iron bad debt disallowance. In September 2010 the High Court granted special leave only in relation to the denial of the capital allowance claims on the Boodarie Iron project which resulted in a release of US$138 million from the Group’s income tax provisions in the half year ended 31 December 2010.

Year ended 30 June 2011	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Withdrawn offer for PotashCorp	(314)	—	(314)
Newcastle steelworks rehabilitation	150	(45)	105
Release of income tax provisions	—	718	718
Reversal of deferred tax liabilities	—	1,455	1,455

	(164)	2,128	1,964

Withdrawn offer for PotashCorp:

The Group withdrew its offer for PotashCorp on 15 November 2010 following the Board’s conclusion that the condition of the offer relating to receipt of a net benefit as determined by the Minister of Industry under the Investment Canada Act could not be satisfied. The Group incurred fees associated with the US$45 billion debt facility (US$240 million), investment bankers’, lawyers’ and accountants’ fees, printing expenses and other charges (US$74 million) in progressing this matter during the period up to the withdrawal of the offer, which were expensed as operating costs in the year ended 30 June 2011.

BHP Billiton Financial Report for the half year ended 31 December 2011

3.	Exceptional items (continued)

Newcastle steelworks rehabilitation:

The Group recognised a decrease of US$150 million (US$45 million tax charge) to rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia) following a full review of the progress of the Hunter River Remediation Project and estimated costs to completion.

Release of income tax provisions:

The Australian Taxation Office (ATO) issued amended assessments in prior years denying bad debt deductions arising from the investments in Beenup and Boodarie Iron (both Australia) and the denial of capital allowance claims made on the Boodarie Iron project. The Group challenged the assessments and was successful on all counts before the Full Federal Court. The ATO obtained special leave in September 2010 to appeal to the High Court in respect of the denial of capital allowance claims made on the Boodarie Iron project. The Group’s position in respect of the capital allowance claims on the Boodarie Iron project was confirmed by the High Court in June 2011. As a result of these appeals, US$138 million was released from the Group’s income tax provision in September 2010 and US$580 million in June 2011.

Reversal of deferred tax liabilities:

Consistent with the functional currency of the Group’s operations, eligible Australian entities elected to adopt a US dollar tax functional currency from 1 July 2011. As a result, the deferred tax liability relating to certain US dollar denominated financial arrangements has been derecognised, resulting in a credit to income tax expense of US$1,455 million.

4.	Interests in jointly controlled entities

Major shareholdings in jointly controlled entities	Ownership interest at BHP Billiton Group reporting date (a)			Contribution to profit after taxation
	31 December 2011%	31 December 2010%	30 June 2011%	Half year ended 31 December 2011 US$M	Half year ended 31 December 2010 US$M	Year ended 30 June 2011 US$M
Mozal SARL	47.1	47.1	47.1	14	22	66
Compañia Minera Antamina SA	33.75	33.75	33.75	262	279	602
Minera Escondida Limitada	57.5	57.5	57.5	461	1,554	2,694
Samarco Mineração SA	50	50	50	549	479	906
Carbones del Cerrejón LLC	33.33	33.33	33.33	153	105	231
Other (b)				64	(140)	(172)

Total				1,503	2,299	4,327

(a)	The ownership interest at the Group’s and the jointly controlled entity’s reporting date are the same. When the annual financial reporting date is different to the Group’s, financial information is obtained as at 31 December in order to report on a basis consistent with the Group’s reporting date.
(b)	Includes the Group’s effective interest in the Richards Bay Minerals joint venture of 37.76 per cent (31 December 2010: 37.76 per cent; 30 June 2011: 37.76 per cent), the Guinea Alumina project (ownership interest 33.3 per cent; 31 December 2010: 33.3 per cent; 30 June 2011: 33.3 per cent), the Newcastle Coal Infrastructure Group Pty Ltd (ownership interest 35.5 per cent; 31 December 2010: 35.5 per cent; 30 June 2011: 35.5 per cent) and other immaterial jointly controlled entities.

BHP Billiton Financial Report for the half year ended 31 December 2011

5.	Net finance costs

	Half year ended 31 December 2011 US$M	Half year ended 31 December 2010 US$M	Year ended 30 June 2011 US$M
Financial expenses
Interest on bank loans and overdrafts	9	11	19
Interest on all other borrowings	349	273	471
Finance lease and hire purchase interest	5	6	12
Dividends on redeemable preference shares	—	—	—
Discounting on provisions and other liabilities	228	206	411
Discounting on post-retirement employee benefits	60	63	128
Interest capitalised (a)	(143)	(139)	(256)
Fair value change on hedged loans	185	(130)	(140)
Fair value change on hedging derivatives	(184)	116	110
Exchange variations on net debt	(24)	83	51

	485	489	806

Financial income
Interest income	(53)	(67)	(141)
Expected return on pension scheme assets	(49)	(51)	(104)

	(102)	(118)	(245)

Net finance costs	383	371	561

(a)	Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the half year ended 31 December 2011 the capitalisation rate was 2.79 per cent (31 December 2010: 3.20 per cent; 30 June 2011: 2.87 per cent).

6.	Taxation

	Half year ended 31 December 2011 US$M	Half year ended 31 December 2010 US$M	Year ended 30 June 2011 US$M
Taxation expense including royalty related taxation
UK taxation expense	146	32	21
Australian taxation expense	3,707	1,726	3,503
Overseas taxation expense	1,412	1,700	3,785

Total taxation expense	5,265	3,458	7,309

Total taxation expense including royalty related taxation, exceptional items and exchange rate movements described below, was US$5,265 million, representing an effective rate of 34.4 per cent (31 December 2010: 24.4 per cent; 30 June 2011: 23.4 per cent).

There were no exceptional items impacting taxation expense (31 December 2010: decrease of US$138 million; 30 June 2011: decrease of US$2,128 million).

Exchange rate movements increased taxation expense by US$70 million (31 December 2010: decrease of US$1,127 million; 30 June 2011: decrease of US$1,473 million). The decrease compared to prior periods is predominately due to eligible Australian entities electing to adopt a US dollar tax functional currency from 1 July 2011.

BHP Billiton Financial Report for the half year ended 31 December 2011

7.	Earnings per share

	Half year ended 31 December 2011	Half year ended 31 December 2010	Year ended 30 June 2011
Basic earnings per ordinary share (US cents)	186.8	189.2	429.1
Diluted earnings per ordinary share (US cents)	186.0	188.6	426.9
Basic earnings per American Depositary Share (US cents) (a)	373.6	378.4	858.2
Diluted earnings per American Depositary Share (US cents) (a)	372.0	377.2	853.8
Basic earnings (US$M)	9,941	10,524	23,648
Diluted earnings (US$M)	9,941	10,536	23,648

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

	Half year ended 31 December 2011 Million	Half year ended 31 December 2010 Million	Year ended 30 June 2011 Million
Weighted average number of shares
Basic earnings per ordinary share denominator	5,323	5,563	5,511
Shares and options contingently issuable under employee share ownership plans	23	25	29

Diluted earnings per ordinary share denominator	5,346	5,588	5,540

(a)	Each American Depositary Share represents two ordinary shares.

8.	Dividends

	Half year ended 31 December 2011 US$M	Half year ended 31 December 2010 US$M	Year ended 30 June 2011 US$M
Dividends paid/payable during the period
BHP Billiton Limited	1,780	1,511	3,076
BHP Billiton Plc – Ordinary shares	1,168	993	2,003
– Preference shares (a)	—	—	—

	2,948	2,504	5,079

Dividends declared in respect of the period
BHP Billiton Limited	1,780	1,545	3,331
BHP Billiton Plc – Ordinary shares	1,168	1,012	2,183
– Preference shares (a)	—	—	—

	2,948	2,557	5,514

(a)	5.5 per cent dividend on 50,000 preference shares of £1 each declared and paid annually (31 December 2010: 5.5 per cent; 30 June 2011: 5.5 percent).

BHP Billiton Financial Report for the half year ended 31 December 2011

8.	Dividends (continued)

	Half year ended 31 December 2011 US cents	Half year ended 31 December 2010 US cents	Year ended 30 June 2011 US cents
Dividends paid during the period (per share)
Prior year final dividend	55.0	45.0	45.0
Interim dividend	N/A	N/A	46.0

	55.0	45.0	91.0

Dividends declared in respect of the period (per share)
Interim dividend	55.0	46.0	46.0
Final dividend	N/A	N/A	55.0

	55.0	46.0	101.0

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to half year end, on 8 February 2012, BHP Billiton declared an interim dividend of 55.0 US cents per share (US$2,948 million), which will be paid on 22 March 2012 (31 December 2010: 46.0 US cents per share – US$2,557 million; 30 June 2011: 55.0 US cents per share – US$2,957 million).

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

9.	Share capital

On 15 November 2010, BHP Billiton announced the reactivation of the remaining US$4.2 billion component of its previously suspended US$13 billion buy-back program and subsequently announced an expanded US$10 billion capital management program on 16 February 2011. This expanded program was completed on 29 June 2011 through a combination of on-market and off-market buy-backs. As at 30 June 2011, there were 2,181,737 shares (US$83 million) in BHP Billiton Plc bought back on-market which were cancelled during the half year ended 31 December 2011.

10.	Subsequent events

On 1 February 2012, the Group announced that it had exercised an option to sell its 37 per cent non-operated interest in Richards Bay Minerals (South Africa) to Rio Tinto. Completion of the sale is conditional upon the fulfilment of customary regulatory approvals with the final consideration to be determined according to an agreed valuation process.

Other than the matter outlined above, no matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

BHP Billiton Financial Report for the half year ended 31 December 2011

11.	Business combinations

Major business combinations completed during the half year ended 31 December 2011 were:

Petrohawk Energy Corporation

On 14 July 2011, the Group announced it had entered into a definitive agreement to acquire Petrohawk Energy Corporation (Petrohawk) by means of an all-cash tender offer for all of the issued and outstanding shares of Petrohawk. The acquisition date of Petrohawk by the Group was 20 August 2011.

Petrohawk is an oil and natural gas company based in the United States. It owns a number of shale gas assets in Texas and Louisiana and associated midstream pipeline systems. This acquisition provides the Group with operated positions in the resource areas of the Eagle Ford shale, Haynesville shale and the Permian Basin.

Petrohawk was purchased for total consideration of US$12,005 million consisting of US$11,690 million for existing shares and US$315 million for settlement of outstanding options, restricted stock and stock appreciation rights (collectively referred to as employee awards). The vesting of the employee awards was accelerated at the acquisition date pursuant to a change of control clause in the original Petrohawk employee award plans. As a result, all of the consideration for settlement of such awards was included in purchase consideration. The terms of the acquisition agreement did not include any contingent consideration.

Acquisition related costs of US$40 million have been expensed and included in other operating expenses in the Consolidated Income Statement.

The provisionally determined fair values of the assets and liabilities acquired as of the date of acquisition are as follows:

US$M
ASSETS
Cash and cash equivalents	10
Trade and other receivables (a)	322
Other financial assets	240
Inventories	59
Property, plant and equipment/Intangible assets – goodwill (b)	21,017
Other assets	68

Total assets	21,716

LIABILITIES
Trade and other payables	645
Interest bearing liabilities	3,800
Other financial liabilities	7
Current tax payable	62
Deferred tax liabilities (c)	5,049
Provisions	88

Total liabilities	9,651

Identifiable net assets acquired	12,065
less non-controlling interest share of identifiable net assets acquired	(60)

Net consideration paid	12,005
Cash and cash equivalents acquired	(10)

Net cash consideration paid	11,995

(a)	The gross contractual amount for trade and other receivables was US$325 million of which US$3 million was not expected to be collected at acquisition date.
(b)	The majority of property, plant and equipment relates to oil and gas properties which are still in the process of being valued. The allocation of fair value between property, plant and equipment and goodwill will be finalised within 12 months of the acquisition.
(c)	The difference between the provisional fair values of the oil and gas properties acquired and the corresponding tax base gives rise to a deferred tax liability.

BHP Billiton Financial Report for the half year ended 31 December 2011

11.	Business combinations (continued)

The fair values are provisional pending completion of the valuation process. The finalisation of the fair value of the assets and liabilities acquired will be completed within 12 months of the acquisition.

The Group has entered into certain retention arrangements with the employees of Petrohawk. Pursuant to these arrangements, the Group will make retention payments at different intervals, subject to mandatory service requirements, and grant restricted share awards in BHP Billiton Limited with vesting dates ranging from 31 December 2012 to 22 August 2014. All retention benefits paid to employees will be accounted for as a post-combination employee benefits expense in the Consolidated Income Statement, of which US$34 million has been expensed since the acquisition date.

From the date of the acquisition to 31 December 2011, revenue of US$729 million and a profit after taxation of US$39 million were included in the Consolidated Income Statement with regards to Petrohawk.

HWE Mining

On 30 September 2011, the Group finalised the purchase of the HWE mining services business (HWE Mining), comprising three entities and other property, plant and equipment, which provide contract mining services to the Group’s Western Australian Iron Ore (WAIO) joint ventures, from Leighton Holdings Limited (Leighton Holdings). The acquisition was funded by the Group’s available cash and control was obtained through the purchase of all the issued share capital of the acquired entities.

The acquisition relates to the mining equipment and related assets that service the Area C, Yandi and Orebody 23/25 operations and is consistent with the Group’s previously stated intention to move the WAIO business from contract mining to owner-operator mining.

Acquisition related costs of US$16 million have been expensed and included in other operating expenses in the Consolidated Income Statement.

The provisionally determined fair values of the assets and liabilities acquired as of the date of acquisition are as follows:

US$M
ASSETS
Trade and other receivables (a)	7
Inventories	44
Property, plant and equipment	380
Intangibles – goodwill	171
Deferred tax assets	9

Total assets	611

LIABILITIES
Interest bearing liabilities	109
Provisions	31
Deferred income	22

Total liabilities	162

Identifiable net assets acquired	449

Net cash consideration paid	449

(a)	This represents the gross contractual amount for trade and other receivables all of which is expected to be collected.

The consideration paid was in excess of the provisional estimates of fair value of the identifiable assets and liabilities and therefore goodwill of US$171 million has been provisionally recognised in respect of the acquisition. The goodwill is attributable to the skilled work force and the expected synergies to result from an in-house mining workforce, improved safety and the management of costs. None of the goodwill recognised is expected to be deductible for tax purposes.

The fair values are provisional pending completion of the valuation process. The finalisation of the fair value of the assets and liabilities acquired will be completed within 12 months of the acquisition.

BHP Billiton Financial Report for the half year ended 31 December 2011

11.	Business combinations (continued)

Prior to the acquisition, the Group and HWE Mining were parties to a contract under which HWE Mining supplied contract mining services to the Group. At the time of acquisition, the Group, as manager of the WAIO joint ventures, agreed to settle outstanding claims which amounted to US$241 million. This resulted in US$120 million being recognised in other operating expenses in the Consolidated Income Statement during the half year ended 31 December 2011, with the remaining balance having been accrued in prior periods. The settlement amount was based on mutually agreed claims using commercial rates and extinguished any right for Leighton Holdings to make retrospective claims for work performed prior to the acquisition date.

A payment of US$17 million was made to Leighton Holdings for transitional services to be provided post acquisition. This payment has been treated as a prepayment, will be amortised over its period of use and is included within other current assets in the Consolidated Balance Sheet.

From the date of the acquisition to 31 December 2011, revenue of US$304 million, which includes US$246 million of intercompany revenues, and a profit after taxation of US$43 million were included in the Consolidated Income Statement with regards to HWE Mining.

Notional financial information

The revenue and a profit after taxation of the combined Group for the half year ended 31 December 2011 as though the acquisition date for all business combinations that occurred during the half year had been as of 1 July 2011 are US$37.8 billion and US$10.1 billion.

Business combination during the year ended 30 June 2011

Fayetteville Shale gas

On 31 March 2011, the Group completed the acquisition of 100 per cent of Chesapeake Energy Corporation’s interests in its Fayetteville Shale gas assets, and associated midstream pipeline system. The fair values of assets and liabilities acquired as presented at 30 June 2011 remain provisional due to the complexity of the valuation process. There have been no significant adjustments to the provisional fair values as at 31 December 2011. The finalisation of the fair value of the assets and liabilities acquired will be completed within 12 months of the acquisition.

BHP Billiton Financial Report for the half year ended 31 December 2011

Report of Independent Registered Public Accounting Firms

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have reviewed the accompanying condensed consolidated balance sheets of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of 31 December 2011 and 2010, the related condensed consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for the six-month periods ended 31 December 2011 and 2010. These condensed consolidated financial statements are the responsibility of the BHP Billiton Group’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

As discussed in Note 1 to the accompanying unaudited condensed consolidated financial statements, the BHP Billiton Group has elected to change its method of determining when borrowings are classified as current or non-current.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the BHP Billiton Group as of 30 June 2011 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for the year then ended (not presented herein); and in our report dated 21 September 2011, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG Audit Plc London, United Kingdom	KPMG Melbourne, Australia
21 February 2012	21 February 2012